

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

December 29, 2015

Via Email
James J. Antal
Senior Vice President & CFO
CenterState Banks, Inc.
42745 U.S. Highway 27
Davenport, FL 33837

> **Re:** **CenterState Banks, Inc.**
> **Registration Statement on Form S-4**
> **Filed December 4, 2015**
> **File No. 333-208342**

Dear Mr. Corbett:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Front Cover Page of Prospectus/Proxy Statement

1. Please revise the cover page to quantify the approximate dollar amount of the transaction and consideration being paid to acquire Community.

2. You state in the second paragraph of the cover page, and repeat in the Summary that "the aggregate number of Community shares that will be converted for Cash Consideration…. in no event will exceed 2,488,261 shares and the aggregate per share Cash Consideration will…in no event will exceed $33,118,748." However, on page 54, you state that the number of shares issued and total cash consideration will be 2,574,761 and $34,270,069 respectively. Please revise your disclosure to disclose the correct values throughout the document.

3. Please revise the cover page of the prospectus to disclose:
   - the proration procedures with respect to the aggregate mix of merger consideration;
   - that the merger consideration is subject to adjustment in the event that Community elects to exercise its termination right; and
   - that because the value of Centerstate's stock is subject to fluctuation, the relative value of the stock consideration may be different than the cash consideration.

Opinion of Financial Advisor of Community, page 40

Investment/Earnings Value, page 41

4. In the first paragraph of page 42, you disclose that the Bank Advisory Group developed and utilized 12-year financial projections for Community as the fundamental basis for the initial earnings stream employed in its present value calculation. Please revise to:
   - discuss in greater detail the bases for the 12-year financial projections; and
   - disclose any material projections provided by the management of Community to the Bank Advisory Group or provide us an analysis supporting your determination that disclosure of such projections is not necessary or appropriate.

Interests of Community Executive Officers and Directors in the Merger, page 52

5. Please revise to quantify the value of all the Community officers' and directors' interests in the merger that are different from the interests of other Community shareholders. For example, and as applicable, please quantify the value of possible payouts under any change of control, severance or other agreements. Also, quantify any other benefits, such as any option conversions.

The Merger Agreement

Merger Consideration, page 54

6. Please revise to explain in greater detail and/or to provide illustrative examples of the extent to which an election to receive all cash, an election to receive all stock, or an election to receive a combination of both cash and stock could be impacted by the requirement in the merger agreement that 50% of the total shares of Community common stock is exchanged for CenterState common stock and 50% is exchanged for cash. Make conforming chases to the prospectus summary.

7. We note that sections 6.11 and 6.12, respectively, of the merger agreement contemplate that each:
   - non-employee director of Community and Community Bank will execute the Non-Competition and Non-Disclosure Agreement in the form attached as Exhibit C to the merger agreement; and
   - director of Community and Community Bank will execute the Claims Letter in the form attached as Exhibit D to the merger agreement.

Please expand your disclosure to disclose the material terms and conditions of each of these documents and provide greater context for each.

Representations and Warranties, page 62

8. On page 62, you include a statement that the representations and warranties contained in the merger agreement were made solely for the benefit of CenterState and Community and that such representations and warranties should not be relied upon by "any other person." Please note that disclosure regarding an agreement's representations and warranties (whether through incorporation by reference or direct inclusion) constitutes disclosure to investors, and you are required to consider whether additional disclosure is necessary in order to put the information contained in, or otherwise incorporated into that publication, into context so that such information is not misleading. Please refer to Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and Commission Statement on potential Exchange Act Section 10(b) and Section 14(a) liability, Exchange Act Release No. 51283 (Mar. 1, 2005). Accordingly, if you continue to use this disclosure, please revise it to remove any implication that the merger agreement does not constitute disclosure under the federal securities laws.

Exhibits

9. On page 9, you disclose that Robert L. Epling has entered into an employment agreement with CenterState's subsidiary bank, CenterState Bank, to be effective upon the closing of the merger. Please tell us how you concluded that this agreement is not required to be filed as an exhibit to the registration statement. Please refer to Item 601(b)(10) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact David Lin, Staff Attorney, at (202) 551-3552 or me at (202) 551-3419 with any questions.

Sincerely,

/s/ Christian Windsor

Christian N. Windsor
Special Counsel
Office of Financial Services

cc: Via Email
        John P. Greeley, Esq.
        Smith Mackinnon, PA